UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ELKCORP

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

287456107

(CUSIP Number)

Heyman Investment Associates Limited Partnership

333 Post Road West

Westport, CT  06880

(203) 221-3932

Attention: James R. Mazzeo

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

John Rebele Building Materials Corporation of America 1361 Alps Road Wayne, New Jersey 07470 (973) 317-5960	Steven A. Seidman, Esq. Maurice M. Lefkort, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 (212) 728-8000

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heyman Investment Associates Limited Partnership — (IRS Identification No. 06-1107758)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,123,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,123,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel J. Heyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Building Materials Corporation of America — (IRS Identification No. 22-3276290)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BMCA Holdings Corporation — (IRS Identification No. 51-0393774)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G-I Holdings Inc. — (IRS Identification No. 22-2934562)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G Holdings Inc. — (IRS Identification No. 26-0006169)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heyman Holdings Associates Limited Partnership — (IRS Identification No. 06-1261246)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Heyman Investment Associates Limited Partnership, a Connecticut limited partnership (“HIA”), Samuel J. Heyman, a citizen of the United States of America (“Mr. Heyman”), Building Materials Corporation of America, a Delaware corporation (“BMCA”), BMCA Holdings Corporation, a Delaware corporation (“BHC”), G-I Holdings Inc., a Delaware corporation (“G-I Holdings”), G Holdings Inc., a Delaware corporation (“G Holdings”), and Heyman Holdings Associates Limited Partnership, a Connecticut limited partnership (“Heyman Holdings”) on November 6, 2006 and amended by Amendment No. 1, filed with the SEC on November 16, 2006 (as amended, the “Schedule 13D”).

This Amendment is filed with respect to the common stock, par value $1.00 per share (“Common Stock”), of ElkCorp, a Delaware corporation (the “Issuer”), and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock.  The principal executive office of the Issuer is located at 14911 Quorum Drive, Suite 600, Dallas, Texas 75254.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended by the insertion of the following after the first paragraph thereof:

On December 11, 2006, BMCA submitted a letter to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of the Issuer, reiterating its interest in pursuing a business combination with the Issuer with cash consideration of $35 per share for all of the Issuer’s outstanding common shares (the “December 11th Letter”). Pursuant to the December 11th  Letter, BMCA indicated that it had obtained financing commitments from Deutsche Bank and Bear Stearns sufficient to fund the proposed merger.  BMCA also noted that, in connection with the proposed merger, the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act expired on December 6, 2006.  A copy of the December 11th Letter is attached hereto as Exhibit 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented and amended by the insertion of the following after the first paragraph thereof:

On December 11, 2006, BMCA submitted the December 11th Letter to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of the Issuer, reiterating its interest in pursuing a business combination with the Issuer.  A copy of the December 11th Letter is attached hereto as Exhibit 5.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to include the following exhibit, attached hereto:

Exhibit 5	Letter from Building Materials Corporation of America to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp, dated December 11, 2006.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 11, 2006

HEYMAN INVESTMENT ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Samuel J. Heyman
Name: Samuel J. Heyman
Title: General Partner

SAMUEL J. HEYMAN

/s/ Samuel J. Heyman

BUILDING MATERIALS CORPORATION OF AMERICA

By:	/s/ John F. Rebele
Name: John F. Rebele
Title: Senior Vice President and Chief Financial Officer

HEYMAN HOLDINGS ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Samuel J. Heyman
Name: Samuel J. Heyman
Title: General Partner

BMCA HOLDINGS CORPORATION

By:	/s/ Roger F. Assad
Name: Roger F. Assad
Title: Vice President, Law and Secretary

G-I HOLDINGS INC.

By:	/s/ Samuel J. Heyman
Name: Samuel J. Heyman
Title: Chief Executive Officer and President

G HOLDINGS INC.

By:	/s/ Samuel J. Heyman
Name: Samuel J. Heyman
Title: Chief Executive Officer and President